

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 16, 2011

Thomas D. DeByle
Vice President and Chief Financial Officer
Standex International Corporation
11 Keewaydin Drive
Salem, NH 03079

> **Re: Standex Corporation**
> **Form 10-K for the fiscal year ended June 30, 2010**
> **Forms 10-Q for the periods ended September 30, 2010 and**
> **December 31, 2010**
> **File No. 1-7233**

Dear Mr. DeByle:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2010</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results from Continuing Operations

2. In several places throughout your MD&A, you isolate the effect of the exchange rate differences and present financial information in a constant currency. Such a presentation is considered a non-GAAP measure. Please revise your MD&A to present both the historical amounts and the amounts in constant currency. Please also describe the process for calculating the constant currency amounts and the basis of presentation. Please refer Item 10(e) of Regulation S-K and Question 104.06 from our C&DI on Non-GAAP Measures which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

3. In several places throughout your filing, you present non-GAAP measures without also providing the disclosures required by Item 10(e) of Regulation S-K. For example, your discussion of changes in income from operations indicates that income from operations increased $14.9 million during 2010, excluding $21.3 million of impairment charges taken during 2009. Additionally, your segment analysis also makes several references to income from operations excluding impairment charges. Similarly, in your Form 10-Q for the period ended December 31, 2010, you disclose, in the income from operations section of MD&A, a $5.4 million increase to income from operations during the first half of 2010, excluding both the impact of a $3.4 million gain on the sale of property and the impact of a real estate gain in the prior year. Your December 31, 2010 Form 10-Q also has an income tax financial statement footnote which includes a reference to an effective tax rate of 29.5% and 31.0% for the three and six months ended December 31, 2010, excluding the impact of a retroactive extension of the R&D credit. Please revise to either remove these non-GAAP measures from your discussion or revise to provide the disclosures required by Item 10(e) of Regulation S-K.

Liquidity and Capital Resources

4. You refer to a ratio of EBIT to interest expense. Since EBIT as defined in your credit facility excludes additional items such restructuring charges and goodwill impairments, please revise the title to indicate that fact. For example, consider referring to the measure as Adjusted EBIT. Similarly revise your presentations elsewhere throughout the filing.

Critical Accounting Policies

5. You disclose that certain of your reporting units have been significantly impacted by the current global economic downturn. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or

individually, if impaired, could materially impact your operating results or total shareholder's equity, please provide the following disclosures for each of these reporting units:

- Identify the reporting unit;
- The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
- The amount of goodwill;
- A discussion of the uncertainty associated with the key assumptions;
- A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Consolidated Financial Statements

Consolidated Statements of Operations

6. Please revise to present goodwill impairment charges separate from intangible asset impairment charges on the face of your statement of operations. Please refer to ASC 350-20-45-2.

Consolidated Statements of Equity and Comprehensive Income (Loss)

7. It is not clear how you have met the disclosure requirements set forth in ASC 220-10-45-12 and ASC 220-10-45-17. Please advise or revise your disclosures accordingly.

Note 10 – Income Taxes

8. You indicate that a provision has not been made for U.S. taxes on $37.4 million of undistributed earnings of international subsidiaries that could be subject to taxation if remitted to the U.S. You indicate that your intention is to reinvest these earnings permanently or to repatriate only when it is tax effective to do so. Please tell us how you believe your policy complies with ASC 740-30-25-17. In particular, please describe the specific plans you had as of June 30, 2010 for reinvestment of the undistributed earnings of your international subsidiaries which demonstrated that the remittance of these earnings would be postponed indefinitely. In the Liquidity and Capital Resources section of your Form 10-Q for the period ended December 31, 2010, you indicated that you have repatriated foreign cash since 2008.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions.

Sincerely,

Rufus Decker
Accounting Branch Chief